Exhibit 99.1

Wix.com Raises Outlook for First Quarter and Full Year 2015 Results Ahead of Analyst and
Investor Day Presentation

TEL AVIV, Israel, March 17, 2015 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, announced today that it is increasing its financial outlook for the first quarter and full year 2015.  Wix is updating its outlook ahead of its scheduled Analyst and Investor Day to be held tomorrow.

Updated Financial Outlook

First Quarter 2015:

	Updated Outlook	Prior Outlook
Collections	$55 - $56 million	$52 - $53 million
Revenue	$44 - $45 million	$43 - $44 million
Adjusted EBITDA	$(1) - $(2) million	$(3) - $(4) million

Full Year 2015:

	Updated Outlook	Prior Outlook
Collections	$239 - $246 million	$235 - $242 million
Revenue	$200 - $204 million	$198 - $202 million
Adjusted EBITDA	$5 - $8 million	$2 - $5 million

“We generated strong growth in collections to date in the first quarter, and as a result, we are increasing our outlook for the first quarter and full year 2015,” said Lior Shemesh, CFO of Wix.  “The first quarter is typically our strongest quarter of the year, and this year, our performance to date has exceeded our expectations.  Product improvements as well as greater visibility of our brand have contributed to the strong results in the first quarter.  These results include an acceleration in the operating leverage we are seeing in our model, which brings us closer to realizing our previously stated objective of becoming profitable on an adjusted EBITDA basis this year.”

The Company will report its results for the first quarter of 2015 on a conference call during the week of May 4, 2015 and will provide call details in a separate release closer to the reporting date.

Analyst and Investor Day Details

Wix will host its first Analyst and Investor Day tomorrow, March 18, 2015.  The event, along with supporting materials, can be accessed live or via an archived replay through the Investor Relations section of the Company's website at http://investors.wix.com/.

About Wix.com Ltd.

Wix.com is a leading cloud-based web development platform with over 61 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: Collections, adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures").  Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Adjusted EBITDA represents earnings before interest, bank charges and other financial income and expenses, net; unrealized gains or losses on certain hedging transactions; income tax; depreciation and amortization and further eliminates the effect of share-based compensation expense, changes in deferred revenue and prepaid domain registration costs and other unusual or non-recurring expenses.  Free cash flow represents cash flow from operating activities minus capital expenditures. Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2014. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Joe Pollaro
Wix.com
ir@wix.com
+1 415.449.4718

Jonathan Schaffer/ Allison Soss
The Blueshirt Group
ir@wix.com
+1 212.871.3953/ +1 212.871.3938

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
+1 650.533.0836

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ending		Year Ending
	March 31,		December 31,
	2015		2015
	(unaudited)		(unaudited)
	Low	High	Low	High

Projected revenues	$44,000	$45,000	$200,000	$204,000
Projected change in deferred revenues	11,000	11,000	39,000	42,000
Projected collections	$55,000	$56,000	$239,000	$246,000